Exhibit 99.2

Production Growth and Prices Drive Earnings and Cash Flow Records for Pan American

(All amounts in U.S. Dollars Unless Otherwise Stated)

 THIRD QUARTER 2007 HIGHLIGHTS
 - Record quarterly silver production of 4.5 million ounces, up
   38% over Q3 2006.

 - Net income of $23.9 million ($0.31/share), up 46% from
   $16.4 million ($0.22/share) in Q3 2006.

 - Record quarterly cash flow from operating activities of
   $33.3 million, before changes in non-cash operating working capital.

 - Record quarterly sales of $87.9 million, up 37% over Q3 2006.

 - Alamo Dorado silver production increased to almost 1.0 million ounces.  September production was 460,000 ounces, 8% higher than feasibility projections.

 - Construction at Manantial Espejo mine in Argentina 45% complete and progressing well.

 - On target to produce nearly 17 million ounces of silver in 2007 and
   25 million ounces in 2009.

 * Financial information in this news release is based on Canadian
   GAAP.

VANCOUVER, British Columbia, Nov. 9, 2007 (PRIME NEWSWIRE) --

FINANCIAL RESULTS

Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) today reported that consolidated net income for the third quarter of 2007 increased 46% to $23.9 million, or $0.31 per share, as compared to $16.4 million, or $0.22 per share, in the year earlier period. The Company also generated record quarterly cash flow from operations of $33.3 million, before changes in non-cash operating working capital items. The improved financial results for the quarter were primarily due to the positive contribution to earnings and cash flow from the Company's new Alamo Dorado mine, increased silver and base metal production and increased silver and lead prices. Net income in the third quarter of 2007 also benefited from the recognition of a further $2.25 million from the gain on the sale of the Company's interest in the Dukat mine in Russia.

Third quarter sales increased by 37% as compared to the year earlier period, to $87.9 million, primarily due to increased silver and base metal production and higher prices. During the third quarter the Company was able to ship all of the concentrate it produced. However for the year, concentrate shipments and therefore revenue recognition still lags production. At September 30, 2007 the Company had approximately 12,300 tonnes of concentrate inventory on hand as compared to approximately 3,700 tonnes at December 31, 2006. The Company expects to ship and record sales on all the concentrates produced in 2007 by the end of the year.

Cost of sales during the third quarter were $49.2 million, a significant increase from the $30.8 million recorded in the same period in 2006. Higher cost of sales directly reflected the inclusion of Alamo Dorado production costs, as well as the effects of industry-wide escalation in labour costs, consumable and reagent costs and stronger local currencies.

Commenting on the third quarter, Geoff Burns, President and CEO, said: "As expected, we delivered production growth, earnings growth and cash flow growth. Our construction initiatives at our two newest projects Manantial Espejo and San Vicente are progressing extremely well. By all measures Pan American had an excellent quarter, however with silver prices continuing to rally and our silver production continuing to grow strongly, I firmly believe that the best still lies ahead."

Working capital at September 30, 2007 was $207.4 million, an increase of $6.3 million from June 30, 2007. Capital expenditures in the quarter were $29.7 million, of which $16.4 million was spent on construction of the Manantial Espejo mine in Argentina and $1.8 million on the expansion project at the San Vicente mine in Bolivia.

PRODUCTION AND OPERATIONS

The Company produced 4.5 million ounces of silver in the third quarter, 6% more than in the second quarter of this year and 38% more than in the comparable period of 2006. This is the sixth consecutive quarter that Pan American has delivered silver production growth. In addition, consolidated zinc, lead and copper production increased across the board in the third quarter. All of the Company's mines demonstrated solid operating performance in the third quarter; most notable were Alamo Dorado and San Vicente where production increased 16% and 36%, respectively, as compared to the second quarter 2007.

Cash costs in the third quarter increased to $3.32 per ounce of silver, from $1.57 per ounce recorded in the comparable period in 2006. Cash costs increased as a result of increased production from Alamo Dorado, where by-product credits are limited, and general cost escalation at all of the Company's operations. Year over year, cash costs on a per tonne mined and milled basis have increased by approximately 16%, on average.

PERU

Silver production at Morococha in the third quarter of 2007 totaled 750,603 ounces, or 8% more than in the year earlier period. Despite increased mining costs associated with higher milling rates and the purchase of a small quantity of high grade ore, cash costs were negative $2.92, as byproduct credits continued to be greater than operating costs. Development of the Manto Italia ramp, which is designed to provide long term access to several untapped mining zones at Morococha continued to move forward during the quarter. This two year ramp and infrastructure project is a key component of our long term plans for Morococha.

The Huaron mine had a solid third quarter, producing 950,797 ounces of silver. Cash costs were $2.93 per ounce for the quarter, higher than the $2.32 per ounce recorded in the year earlier period primarily as a result of general cost escalation that has been previously described. Earlier this year, a mine deepening project was initiated at Huaron, an investment in the long term future of the operation. A significant portion of the highest grade reserves and resources at Huaron are located below the 250 level and this project, which includes driving a ramp below the 250 level and the deepening of a pre-existing shaft will open up a new mining area and provide access to higher grade ore for years to come.

Third quarter silver production at the Quiruvilca mine was 408,888 ounces and cash costs remained steady at $1.33 per ounce. However, production for the quarter was modestly below expectations as the operation mined lower grade ore in order to supply the mill with sufficient tonnage, while work to access deeper and higher grade ore veins in the southern area of the mine continued. The ramp is now scheduled to be completed by the end of the year.

The Silver Stockpile operation produced 117,252 ounces of silver in the third quarter at a cash cost of $2.49 per ounce.

MEXICO

Silver production at the Company's new Alamo Dorado mine steadily improved during the third quarter and the operation is now exceeding original feasibility estimates. In September the mine produced 460,000 ounces of silver, at a cash cost of $3.88, surpassing our original plans by 8%.

During the third quarter, Alamo Dorado produced 994,325 ounces of silver at a cash cost of $5.02 per ounce. Cash costs were somewhat higher than expected, primarily due to failure of one of two boilers used to preheat refinery solutions, which negatively impacted gold recoveries and associated byproduct credits. The boiler has been repaired, gold recoveries have risen and as demonstrated in September, the Company expects that costs should decline over the balance of the year.

The La Colorada mine had another excellent quarter producing 995,453 ounces of silver, 8% more than in the third quarter of 2006. It was the Company's top silver producer for the second consecutive quarter. Cash costs at La Colorada were $6.73 per ounce. Cash costs have declined compared to earlier this year, as increased production has helped offset the effects of escalation. With the operation running smoothly, attention at La Colorada has shifted to exploration, with three diamond drill rigs working at the property for most of 2007. The Company looks forward to providing a formal update on the positive results that have been achieved from this program when it publishes a new reserve and resource statement in early 2008.

ARGENTINA

Mining and construction activities continued to ramp up at the Manantial Espejo project in Argentina. On the mining side, the Melissa and Maria underground ramps have advanced a total of 1,129 meters and we have intersected both veins as modeled. Pre-stripping of the Karina Union and Maria pits is ahead of schedule with more than 1.6 million tonnes moved to the end of September.

Construction activities have been accelerating rapidly with over 500 Pan American and contractor employees now on site. The tailings dam has been completed, concrete placement is 56% complete, the administration and laboratory buildings have been completed and should be occupied by the end of November and steel erection for the main leaching and thickening tanks is in progress. At the end of the third quarter, project expenditures totaled $72.8 million with total project commitments at $93.9 million. To date, construction is on budget with mechanical completion scheduled for May of 2008; however, possible delays in equipment deliveries and contractor timing is putting this schedule under pressure. Manantial Espejo is expected to produce an average of 4.1 million ounces of silver and 60,000 ounces of gold annually.

BOLIVIA

Mining and mine expansion activities continued throughout the third quarter at the high grade silver-zinc San Vicente mine. The mine produced 236,412 ounces of silver at a cash cost of $5.21 per ounce.

Mine development is moving ahead as planned with the advance of the Litoral ramp approaching 400 meters. Plant construction and related infrastructure expansion has been initiated. Civil work, consisting of site clearing for the plant and associated facilities and the building of roads was approximately 75% complete at the end of the quarter. The construction camp is being finished and should be ready for occupancy shortly, detailed engineering is nearing completion and all the major long lead time equipment has been ordered. The San Vicente expansion project is still in its early stages, but is off to a reasonable start.

The expansion project should be completed at the end of 2008 at a total cost of approximately $40.5 million and when completed San Vicente should produce an average of 2.8 million ounces of silver per year for at least the first five years of full production.

Pan American Silver's mission is to be the largest and lowest cost primary silver mining company globally, and to achieve this by constantly increasing its low cost silver production and its silver reserves. Pan American has delivered 12 consecutive years of production growth and expects to continue this trend in 2007 as silver production is on track to increase by 31% to 17 million ounces in 2007, then increase to over 25 million ounces by 2009.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

Selected Financial and Operating Highlights for the third quarter 2007 are attached to this news release. These should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company's website at www.panamericansilver.com, and have been posted on Sedar at www.sedar.com.

The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company's mines. The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning. To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the MD&A.

Technical information contained in this press release has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology and Exploration, who is the Company's Qualified Person for the purposes of NI 43-101.

Pan American will host a conference call to discuss its financial and operating results on Monday, November 12, 2007 at 8:00 am PST (11:00 am EST). North American participants please dial toll-free 1-888-694-4728 and international participants please dial 1-973-582-2745. The call will also be broadcast live on the internet at http://www.vcall.com/IC/CEPage.asp?ID=122299. The call will be available for replay for one week after the call by dialing 1-877-519-4471 (for North American callers) and 1-973-341-3080 (for international callers) and using the replay pin number 9368810.

For more information, please contact: Rob Doyle, Chief Financial Officer at (604) 684-1175 or e-mail Pan American at info@panamericansilver.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

THIS NEWS RELEASE CONTAINS "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF THE UNITED STATES "PRIVATE SECURITIES LITIGATION REFORM ACT" OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY'S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "PROJECTS" OR "PROJECTED", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "ESTIMATES", "FORECASTS", "SCHEDULED", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "CAN", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER'S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY'S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, UNEXPECTED WORK STOPPAGES OR LABOUR DISPUTES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION "RISK RELATED TO PAN AMERICAN'S BUSINESS" CONTAINED IN THE COMPANY'S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

 Financial & Operating Highlights

                            Three months ended     Nine months ended
                                September 30         September 30
                              2007       2006      2007        2006
 ---------------------------------------------------------------------

 Consolidated Financial
  Highlights (in thousands
  of US dollars)
  (Unaudited)

 Net income for the period $  23,891  $  16,355  $   62,798  $  28,558
 Basic income per share    $    0.31  $    0.22  $     0.82  $    0.39
 Mine operating earnings   $  29,125  $  29,221  $   75,416  $  78,256
 Cash flow from operations
  (excluding changes in
  non-cash operating
  working capital)         $  33,340 $   21,090  $   78,622  $  46,654
 Mineral property, plant
  and equipment
  expenditures             $  29,732  $  18,026  $   82,625  $  71,272
 Cash and short-term
  investments              $ 153,047  $ 181,136  $  153,047  $ 181,136
 Net working capital       $ 207,350  $ 196,006  $  207,350  $ 196,006

 Consolidated Production

 Silver - ounces           4,453,729  3,226,775  12,017,564  9,871,671
 Zinc - tonnes                10,221      9,922      29,706     30,115
 Lead - tonnes                 4,159      4,060      11,909     11,927
 Copper  - tonnes              1,544      1,126       4,127      3,333
 Gold  - ounces                5,497      1,964      15,756      5,326

 Consolidated Cost per
  Ounce of Silver
  (net of by-product
  credits)

 Total cash cost per
  ounce (1)                $    3.32  $    1.57  $     2.95  $    1.75
 Total production cost per
  ounce (1)                $    5.65  $    3.28  $     5.09  $    3.34

 Payable ounces of silver  4,136,221  2,963,597  11,122,324  9,043,186

 Average Metal Prices
 Silver - London Fixing
  per ounce                $   12.70  $   11.70  $    13.11  $   11.21
 Zinc - LME Cash
  Settlement per tonne     $   3,238  $   3,363  $    3,452  $   2,966
 Lead - LME Cash
  Settlement per tonne     $   3,141  $   1,189  $    2,373  $   1,176
 Copper - LME Cash
  Settlement per tonne     $   7,713  $   7,670  $    7,087  $   6,612
 Gold - London Fixing
  per ounce                $     680  $     622  $      666  $     601

 Mine Operations Highlights

                            Three months ended     Nine months ended
                               September 30           September 30
                             2007       2006        2007       2006
 ---------------------------------------------------------------------
 Huaron Mine

 Tonnes milled               192,571    185,290    558,932    513,235
 Average silver grade -
  grams per tonne                192        193        195        203
 Average zinc grade             2.37%      2.48%      2.62%      2.58%
 Silver - ounces             950,797    941,569  2,827,367  2,773,593
 Zinc - tonnes                 2,837      3,095      9,279      8,818
 Lead - tonnes                 1,564      1,750      5,147      5,371
 Copper - tonnes                 512        426      1,179      1,272
 Gold - ounces                   798        480      2,677      1,137

 Total cash cost per
  ounce (1)                $    2.93  $    2.32  $    2.28  $    2.53
 Total production cost
  per ounce (1)            $    4.15  $    3.67  $    3.48  $    3.81

 Payable ounces of silver    860,230    856,108  2,545,188  2,521,986

 Quiruvilca Mine

 Tonnes milled                91,834     92,468    269,078    282,100
 Average silver grade -
  grams per tonne                167        199        169        217
 Average zinc grade             2.79%      2.70%      2.50%      2.86%
 Silver - ounces             408,888    489,972  1,219,807  1,681,179
 Zinc - tonnes                 2,069      2,090      5,484      6,849
 Lead - tonnes                   728        650      1,920      1,968
 Copper - tonnes                 459        308      1,262      1,004
 Gold - ounces                   568        276      1,192        836

 Total cash cost per
  ounce (1)                $    1.33  $   (0.39) $    1.65  $   (0.15)
 Total production cost
  per ounce (1)            $    2.83  $    0.99  $    3.13  $    1.07

 Payable ounces of silver    374,214    454,284  1,124,488  1,561,459

 Morococha Mine*

 Tonnes milled               154,157    150,191    444,256    423,451
 Average silver grade -
  grams per tonne                175        176        170        191
 Average zinc grade             3.44%      3.61%      3.49%      3.91%
 Silver - ounces             750,603    694,984  2,063,886  2,202,128
 Zinc - tonnes                 4,472      4,567     12,991     13,994
 Lead - tonnes                 1,690      1,591      4,364      4,514
 Copper - tonnes                 533        381      1,588      1,031
 Gold - ounces                   451        231        656        737

 Total cash cost per
  ounce (1)                $   (2.92) $   (5.14) $   (4.07) $   (3.58)
 Total production cost
  per ounce (1)            $   (1.27) $   (3.23) $   (2.33) $   (1.87)

 Payable ounces of silver    675,527    622,402  1,855,824  1,970,474

 * Production and cost figures are for Pan American's share only. Pan
   American ownership was 88.5% during the quarter.

                              Three months ended   Nine months ended
                                 September 30         September 30
                                2007     2006       2007       2006
 ---------------------------------------------------------------------

 La Colorada Mine

 Tonnes milled                  87,563   60,463    235,289    174,257
 Average silver grade - grams
  per tonne                        416      547        450        546
 Silver - ounces               995,453  923,553  2,886,173  2,635,197
 Zinc - tonnes                     268       --        572         --
 Lead - tonnes                     177       68        477         74
 Gold - ounces                     978               2,927

 Total cash cost per ounce(1)  $  6.73  $  5.92  $    6.85  $    5.83
 Total production cost per
  ounce(1)                     $  8.63  $  7.55  $    8.61  $    7.66

 Payable ounces of silver      959,516  915,811  2,802,615  2,621,902

 Alamo Dorado Mine*

 Tonnes milled                 326,661       --    719,563         --
 Average silver grade - grams
  per tonne                        132       --        129         --
 Silver - ounces               994,325       --  2,119,355         --
 Gold - ounces                   2,702       --      8,303         --

 Total cash cost per ounce(1)     5.02       --       5.14         --
 Total production cost per
  ounce(1)                        9.74       --       9.85         --

 Payable ounces of silver      991,839       --  2,113,804         --

 * Commercial production commenced on April 1, 2007.

 San Vicente Mine*

 Tonnes milled                  30,610    6,725     70,057     15,712
 Average silver grade - grams
  per tonne                        288      317        296        319
 Average zinc grade               2.48%    3.32%      2.66%      3.70%
 Silver - ounces               236,412   55,370    546,519    133,920
 Zinc - tonnes                     575      169      1,381        453
 Copper - tonnes                    41       11         98         26

 Total cash cost per ounce(1)  $  5.21  $  8.09  $    4.23  $    5.48
 Total production cost per
  ounce(1)                     $  7.15  $  8.40  $    6.10  $    5.78

 Payable ounces of silver      211,148   49,298    489,535    119,384

 * The production statistics represent Pan American's interest in the mine. Pan American's ownership was approximately 55% through May 22,
   2007 and increased to 95% subsequently.

 Pyrite Stock Piles

 Tonnes sold                    12,787   13,506     40,541     42,763
 Average silver grade - grams
  per tonne                        285      279        272        324
 Silver - ounces               117,252  121,327    354,457    445,655

 Total cash cost per ounce(1)  $  2.49  $  3.30  $    3.16  $    3.21
 Total production cost per
  ounce(1)                     $  2.49  $  3.30  $    3.16  $    3.21

 Payable ounces of silver       63,746   65,694    190,870    247,982

 (1) The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company's mines. The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning. To facilitate a better
     understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the
     MD&A.

CONTACT:  Pan American Silver Corp.
          Rob Doyle, Chief Financial Officer
          (604) 684-1175
          info@panamericansilver.com